Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

August 13, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski

Justin Dobbie

William Shcroeder

John Spitz

Re:	Bitwise 10 Crypto Index Fund

Amendment No. 1 to Registration Statement on Form 10

Filed July 1, 2021

File No. 000-56270

Ladies and Gentlemen:

On behalf of our client, Bitwise 10 Crypto Index Fund (“Bitwise” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 2, 2021, relating to the above referenced Registration Statement on Form 10 (the “Form 10”). We are concurrently publicly filing via EDGAR a revised draft of the registration statement (the “Revised Registration Statement”).

In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Amendment No. 1 to Registration Statement submitted on July 1, 2021), all page references herein correspond to the Revised Registration Statement.

Amendment No. 1 to Registration Statement on Form 10

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

August 13, 2021

Amendment No. 1 to Registration Statement on Form 10

Business, page 1

1. Refer to your response to comment 30. Your disclosure on page 1 that Bitwise Asset Management, LLC is the parent of the Sponsor appears to be inconsistent with your disclosure on page 92 that Bitwise Management, Inc. is the parent of the Sponsor. Please revise for clarity and consistency. In addition, there are still references to “Bitwise” in which it is unclear as to whether you are referring to the parent company of the Sponsor, the Sponsor or the Trust. For example, on page 23, you state that “Bitwise may be required to register as an investment adviser.” Please revise throughout for clarity.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1 and 108 of the Revised Registration Statement, and the Company has clarified its references to “Bitwise” throughout the Revised Registration Statement.

2. We note your response to comment 3. Please revise the first sentence of the last paragraph on page 1 to clarify the distinction between tracking the holdings of the Index and an investor’s ability to achieve a return on investment that tracks the performance of the Index.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1 and 2 of the Revised Registration Statement.

3. We note your disclosure on page 4 that “[t]he Trust seeks to make it easier for an investor to invest in the cryptocurrency market as a whole, without having to pick specific tokens, manage a portfolio, or constantly monitor ongoing news and developments” and that “[a]lthough the Shares will not be the exact equivalent of a direct investment in cryptocurrencies, they provide investors with an alternative that constitutes a relatively cost-effective, professionally managed way to participate in cryptocurrency markets.” Please discuss in your registration statement the extent to which the Trust has been able to achieve the goal expressed on page 4 in light of the difference between the trading price of the Shares on the OTCQX as compared to the Trust’s net asset value per share.

In response to the Staff’s comment, the Company has updated the disclosure on pages 1 and 2 of the Revised Registration Statement.

Securities and Exchange Commission

August 13, 2021

4. Refer to your response to comment 6. We note your disclosure on page 5 that you purchase digital assets from approved counterparties, including exchanges, electronic trading systems that seek liquidity from multiple trading venues and OTC trading desks. Please include a discussion of counterparty risks in your risk factors section, including risks related to counterparty exposure. In this regard, we note your disclosure on page 88.

In response to the Staff’s comment, the Company has updated the disclosure on page 51 of the Revised Registration Statement.

5. Refer to your response to comment 7. Please expand your summary of the material differences between an investment in your Shares and a direct investment of digital assets on page 4 to include (i) the holding period under Rule 144 for the resale of the Shares purchased from the Trust, (ii) the risk that the Shares may trade at a substantial premium over or a substantial discount to the Trust’s Portfolio Crypto Assets per Share and (iii) the risk that over time the number of Portfolio Crypto Assets represented by a Share will gradually decrease as the Portfolio Crypto Assets are used to pay the Trust’s expenses.

In response to the Staff’s comment, the Company has updated the disclosure on page 5 of the Revised Registration Statement.

6. Refer to your response to comment 29. Please revise to disclose here a detailed description of how the Sponsor calculates the NAV of the Trust, the NAV per Share and the price per Share.

In response to the Staff’s comment, the Company has updated the disclosure on pages 6 and 7 of the Revised Registration Statement.

7. We note multiple references to the “Trust’s Portfolio Crypto Assets per share” on page 2 and elsewhere in your filing and your discussion of the “Bitwise Crypto Asset Price” on page 7. Please revise your filing to clearly define these measures and explain how management uses them, and tell us whether you intend to present these measures in future filings. Additionally, please tell us how you considered whether these measures were Non-GAAP measures, and if so determined, revise to include all of the disclosures required by Regulation G and Item 10(e) of Regulation S-X.

Securities and Exchange Commission

August 13, 2021

In response to the Staff’s comment, the Company has updated the glossary and the disclosure on pages 6 and 7 of the Revised Registration Statement. The Company notes that its response to the comment regarding how management has used the “Bitwise Crypto Asset Price” is contained in the discussion in response to Question 6. The Sponsor notes has revised the definition of “Portfolio Crypto Assets Per Share” to mean “Net Asset Value per Share.” The Sponsor respectfully notes that it believes that there was no material departure from U.S. GAAP due to the immaterial nature of the differences in the Trust’s use of a blended average to determine fair value and the Trust’s proposed change in valuation policy to identify a principal market to determine fair value, described in response to question 6, and that the results as presented were not materially different or significantly different from an approach that would have identified a principal market in each instance. The Company respectfully concludes that its measures were consistent with U.S. GAAP and therefore neither the Company nor its auditors believe that these measures were Non-GAAP measures.

Investment Strategy , page 5

8. Refer to your response to comment 12. Your disclosure on pages 5 and 91 that “upon the occurrence of Network Distributions like hard forks, airdrops, emissions, . . . staking, or other one-off events, the Trust will follow the policies of the Index” appears to be inconsistent with your disclosure on page 12 that “there may be opportunities for the Trust to generate returns in excess of the Index through airdrops and proof of stake which the Sponsor will endeavor to do where possible and prudent.” Please revise for clarity and consistency, and please disclose how generating returns in excess of the Index is consistent with your investment strategy, including your disclosure that you are a passive investment vehicle. In addition, we note your disclosure on page 11 that the Index does not calculate the value of emissions, airdrops, or staking rewards but that the Sponsor may choose to periodically liquidate the emissions, airdrops and staking rewards to deliver excess returns to Shareholders. Please clarify if the Sponsor’s policies differ from the Trust’s policies related to airdrops, emissions and staking only in the calculation of the value from such activities but not in regards to accepting and liquidating emissions, airdrops and staking rewards.

In response to the Staff’s comment, the Company has updated the disclosure on pages 7 and 8 of the Revised Registration Statement.

Index, page 6

9. Refer to your response to comment 8. Your disclosure on page 6 that the components of the Index Methodology are subject to change in the sole discretion of the Sponsor and your disclosure on page 7 that eligibility criteria developed by the Sponsor and its affiliates are applied to screen for investment feasibility in selecting the top ten largest

Securities and Exchange Commission

August 13, 2021

cryptocurrencies for the Index and that the “[p]ublic exchanges used for calculating the Index are selected using criteria chosen by the Sponsor in its sole discretion” appear to be inconsistent with your disclosure on page 11 that the Bitwise Crypto Index Committee has total responsibility for developing, maintaining and adjusting the Bitwise Crypto Index Methodologies. Please revise for clarity and consistency regarding the roles of the Bitwise Crypto Index Committee and the Sponsor. In addition, please disclose how you will satisfy your Exchange Act reporting obligations in connection with notifying investors of material changes in Index Methodology. In this regard, we note your disclosure on page 9 that “[m]ethodological changes to the Index have historically been posted to a specific section on the Sponsor’s website.” Also, please revise the second and third complete risk factors on page 54 accordingly.

In response to the Staff’s comment, the Company has updated the disclosure on pages 9, 13, 14, 15, 16, and 61 of the Revised Registration Statement.

Price and Cost Slippage, page 6

10. Refer to your response to comment 11. We note your disclosure on page 6 that “there are a number of other factors aside from price slippage that inform best practices in trade execution.” Please revise your disclosure to summarize the “other factors” that you consider in connection with purchases and sales of digital assets and the resulting “best practices” used in trade execution.

In response to the Staff’s comment, the Company has updated the disclosure on page 8 of the Revised Registration Statement.

Composite Price Determination, page 7

11. Refer to your response to comment 15. Please revise your disclosure in Section 3.a.iv on page 8 to clarify how you “[u]se the synchronous CAP for the relevant Quote Crypto Assets to translate crypto-to-crypto pairs into a crypto-to-U.S.-dollar equivalent.”

In response to the Staff’s comment, the Company has updated the disclosure on page 11 of the Revised Registration Statement.

Securities and Exchange Commission

August 13, 2021

Eligibility of Cryptocurrencies, page 9

12. Refer to your responses to comments 22 and 24. Please disclose (i) whether the Index’s methodology differs from the Trust’s methodology for determining whether a digital asset may be a security, (ii) how the Trust and Index determine whether or not a digital asset may be a security, and (iii) the policies of both the Trust and the Index if a digital asset holding is deemed to be at risk of being a security. Please also emphasize here and in your risk factor disclosure, if accurate, that the legal test to determine whether an asset is a security is different from the analysis performed by the Trust and the Index, which is not a legal standard and only a risk-based assessment that does not preclude legal or regulatory action based on the presence of a security.

In response to the Staff’s comment, the Company has updated the disclosure on pages 12 and 73 of the Revised Registration Statement.

One-Off Events, page 10

13. We note your response to comment 20. Please revise the relevant sections of your filing to include your abandonment policies and procedures related to each of these one-off events, as applicable.

In response to the Staff’s comment, the Company has updated the disclosure on page 15 of the Revised Registration Statement.

14. Refer to your response to comment 19. Please clarify here the factors that the Index and the Trust consider in connection with (i) accepting and selling airdrops of digital assets and (ii) engaging in staking activities. In addition, to the extent that the Index and Trust have historically accepted and sold airdrops of digital assets or utilized emissions, please provide a brief summary of such activities. In addition, we note your disclosure regarding the staking activities of the Trust on page 13. Please revise to clarify whether the Index participated in the Tezos staking activities in 2020.

In response to the Staff’s comment, the Company has updated the disclosure on pages 14 and 15 of the Revised Registration Statement. The Company notes that the section “One Off Events” discloses that the Index does not include staking rewards.

Securities and Exchange Commission

August 13, 2021

Departures from the Index, page 12

15. Refer to your response to comment 21. Please disclose the factors that the Sponsor considers in connection with a decision to hold different digital assets from the Index. In addition, we note your disclosure on page 12 that such exceptions may not always be communicated in advance to Shareholders. Please disclose when and how such exceptions will be communicated to Shareholders. Also, please disclose the “other assets” the Trust is permitted to hold.

In response to the Staff’s comment, the Company has updated the disclosure on page 16 of the Revised Registration Statement.

Staking Activities, page 13

16. Refer to your response to comment 13. Please disclose whether the Trust’s staking activities could affect its ability to rebalance its holdings due to the monthly rebalancing of the Index, and address the risks associated with staking in your risk factor section. In this regard, we note your disclosure regarding risks associated with staking on page 13 of your registration statement and your revised disclosure on page 53. Please also address the regulatory uncertainty regarding the status of staking activities under the U.S. federal securities laws in your risk factor disclosure.

In response to the Staff’s comment, the Company has updated the disclosure on pages 16, 59 and 60 of the Revised Registration Statement.

Overview of Index Constituents, page 16

17. We note that you have updated your overview of Index Constituents and their corresponding weights as of March 31, 2021. Please revise your filing to also include a detailed listing of the constituents in the index and their weights as of December 31, 2020 and 2019.

In response to the Staff’s comment, the Company has updated the disclosure on page 21 of the Revised Registration Statement.

Securities and Exchange Commission

August 13, 2021

Risk Factors

Risks Related to Cryptocurrencies

Transactions in cryptocurrencies may be irreversible even if they are fraudulent, page 41

18. Your response to comment 28 that “[t]here are no circumstances in the normal course of business under which the Trust would deliver digital assets to its shareholders” appears to be inconsistent with your disclosure on page 41 that “[i]f information provided by a Shareholder proves incorrect, and, as a result, cryptocurrencies are not delivered to the Shareholder, the Trust will have no liability to the Shareholder for the Trust’s good faith reliance on such misinformation.” Please revise for clarity.

In response to the Staff’s comment, the Company has updated the disclosure on pages 45 of the Revised Registration Statement.

Risks Related to Bitcoin and Ethereum, page 47

19. We note your response to our prior comment 25. Please revise to ensure that you disclose any material risks associated with the use of Bitcoin for illegal purposes, the potential for new or different regulation of Bitcoin and Ether, and Bitcoin mining and its potential environmental impact.

In response to the Staff’s comment, the Company has updated the disclosure on pages 55, 56, and 58 of the Revised Registration Statement.

Risks Related to Decentralized Finance Portfolio Crypto Assets

Certain Portfolio Crypto Assets utilize decentralized finance protocols, page 53

20. Please identify the Portfolio Crypto Assets that contain decentralized finance protocols here, including governance, voting, staking assets, lending assets, or liquidity provisions, and, in your business section, discuss the Trust’s and the Index’s participation in such activities to date.

In response to the Staff’s comment, the Company has updated the disclosure on pages 5 and 58 of the Revised Registration Statement.

Securities and Exchange Commission

August 13, 2021

Risks Related to Potential Conflicts of Interests, page 61

21. Refer to your response to comment 37. Please add risk factors that specifically address the relationships between the Sponsor and the Index Provider and the associated risk of conflicts of interests related to using an Index Provider that is affiliated with the Sponsor as well as the potential conflicts related to the composition of the Bitwise Crypto Index Committee.

The Company respectfully acknowledges the Staff’s comment, however, the Company believes that the risks disclosed in the section “Risk Factors—Risks Related to Potential Conflicts of Interest” sufficiently address the relationship between the Sponsor and the Index Provider and the relevant conflicts of interest due to that relationship.

Risks Related to Trading on the OTCQX

Due to the fact that the Shares may trade on the OTCQX, page 63

22. Refer to your responses to comments 4 and 36. Please provide quantitative disclosure here to demonstrate the historical difference between the prices quoted on the OTCQX and the NAV of the Trust’s Portfolio Crypto Assets per Share, and discuss the risks to shareholders of deviations between the NAV per Share and the price per Share on the OTCQX.

In response to the Staff’s comment, the Company has updated the disclosure on pages 2, 3, 69, and 70 of the Revised Registration Statement.

Risks Related to Regulatory and Compliance, page 66

23. We note your response to comment 38 and the revisions to your filing on page 67. Please revise your MD&A on page 78 to include disclosure of the $1.46 million realized loss on XRP that was recorded in net realized loss from digital assets. Additionally, please expand your MD&A to discuss in detail the reason(s) for realized losses related to fluctuations in the value of the Trust’s Portfolio of Crypto Assets.

In response to the Staff’s comment, the Company has updated the disclosure on pages 73, 83, and 84 of the Revised Registration Statement.

Securities and Exchange Commission

August 13, 2021

Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the three-month periods ended March 31, 2021 and 2020, page 77

24. We note disclosure that the $128 thousand of net realized loss from digital assets for the three months ended March 31, 2021 was due to fluctuations in the value of the Portfolio Crypto Assets. Please revise your filing to explain the reason(s) for these realized losses and clarify in your discussion the overall impact of the continued increase in the historical Portfolio Crypto Asset prices during this period as disclosed on page 83.

In response to the Staff’s comment, the Company has updated the disclosure on page 84 of the Revised Registration Statement.

Management Fee, page 79

25. Refer to your response to comment 39. Please clarify what you consider to be extraordinary expenses that are not covered by the Management Fee.

In response to the Staff’s comment, the Company has updated the glossary and the disclosure on page 86 of the Revised Registration Statement.

Shareholder Subscriptions, page 79

26. Refer to your response to comment 42. Please disclose the reasons the Trust may choose to halt the acceptance of subscriptions for an extended period. In this regard, we note that your revised disclosure on page 80 states that a decision to halt the acceptance of subscriptions “would [be made] based on business considerations.” In addition, please disclose how a decision to halt subscriptions will be disclosed to Shareholders.

In response to the Staff’s comment, the Company has updated the disclosure on page 87 of the Revised Registration Statement.

27. Your disclosure on pages 80 and 106 that you accept cash and in-kind subscriptions on Tuesdays and Thursdays appears to conflict with your disclosure on page 106 that you generally accept initial and additional subscriptions weekly on Wednesday. Please revise for clarity and consistency.

Securities and Exchange Commission

August 13, 2021

In response to the Staff’s comment, the Company has updated the disclosure on pages 87, 123, F-14, and F-36 of the Revised Registration Statement.

Schedule of Investments, page 82

28. Please revise your filing to include the following:

•

A roll forward of both the outstanding units and corresponding fair values for each of the individual investments in digital assets of your fund that includes the opening balance, rebalancing activity, related fees paid, any other significant activity, and the closing balance; and

•

Disclosure of the historical portfolio crypto asset prices for each individual investment in digital assets for each period presented. We note currently, only disclosures of the majority of Trust’s assets on page 83.

In response to the Staff’s comment, the Company has updated the disclosure on pages 89 through 97 of the Revised Registration Statement. The Company notes that it has included tables that set out the historical portfolio crypto asset prices as of the period end date for the periods presented in the Form 10, but respectfully notes that the Trust accrues its fees in U.S. dollars at the fund level and does not apportion them out on an asset by asset basis, and therefore the Trust is unable to disclose an asset-denominated fee in the manner that a single asset trust that accrues its fees as denominated in the underlying asset would be able to.

Historical Portfolio Crypto Asset Prices, page 83

29. Refer to your response to comment 46. Please tell us whether the Trust makes any adjustments when calculating the average, and, if so, please disclose here. Directors and Executive Officers.

In response to the Staff’s comment, the Company has updated the disclosure on page 97 of the Revised Registration Statement.

Securities and Exchange Commission

August 13, 2021

The Sponsor’s Role, page 91

30. Refer to your response to comment 48. Please revise to disclose here the extent to which the Sponsor carries insurance for the Trust’s assets.

In response to the Staff’s comment, the Company has updated the disclosure on page 107 of the Revised Registration Statement.

Description of the Trust Company Custodial Services Agreement, page 96

31. Refer to your response to comment 49. Please provide additional details regarding the Custodian’s insurance policies related to the Trust’s digital assets so that investors understand the protection provided by such insurance policies for any losses of the digital assets under the Custodian’s control. In addition, please disclose how often the Custodian sends statements, and disclose any audit or inspection rights you have under the agreement.

In response to the Staff’s comment, the Company has updated the disclosure on pages 113 and 114 of the Revised Registration Statement.

Investments by Affiliates, page 102

32. Your response to comment 51 that affiliates will not be subject to a reduced or no Management Fee appears to be inconsistent with your disclosure on pages F-14 and F-34 that [t]he Sponsor may, in its discretion, waive, reduce or rebate the Management Fee with respect to any Shareholder or group of Shareholders (which group may, but need not, include all Shareholders), including affiliates of the Sponsor; provided that such waiver, reduction or rebate shall not increase the Management Fee payable in respect of any other Shareholder.” Please revise for clarity and, to the extent that the Sponsor may waive or reduce the Management Fee, please disclose the factors the Sponsor will consider in connection with the decision to waive or reduce such fees.

In response to the Staff’s comment, the Company removed those references from the Revised Registration Statement.

Securities and Exchange Commission

August 13, 2021

Description of Registrant’s Securities To Be Registered, page 105

33. Refer to your response to comment 34. Please describe what you mean by the reference on page 105 to obtaining regulatory approval to operate a redemption program.

In response to the Staff’s comment, the Company has updated the disclosure on page 122 of the Revised Registration Statement.

Investments and Valuation, page F-28

34. We note your responses to comments 56 and 57, and your disclosure that the trust carries its investments at fair value in accordance with FASB ASC Topic 820. We also note disclosure on page 86 that in determining fair value the Trust uses various valuation approaches. Please revise your filing to include a detailed description of the valuation technique(s) and the input(s) used in the fair value measurement of each of your investments in digital assets (i.e. Bitcoin, Ethereum, Other). Please refer to ASC 820-10- 50-2(bbb)(1).

In response to the Staff’s comment, the Company has updated the disclosure on pages 99 through 101, and F-9 through F-11 of the Revised Registration Statement. The Company respectfully notes that more information on the Company’s calculation of valuation is included in the response to comment 6. The Company respectfully notes that although the Sponsor has reviewed ASC-820, its previous valuation policy, its previous valuations, and intends to change its valuation policy going forward to be more consistent with ASC-820, the Sponsor does not believe that if this policy had been implemented in prior periods it would have resulted in materially or significantly different valuations that would constitute a material departure from U.S. GAAP.

Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum

cc:	Hunter Horsley, Bitwise 10 Crypto Index Fund

Amy B. Caiazza, Wilson Sonsini Goodrich & Rosati, P.C.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE